Exhibit 4.10

Confidential

March 2, 2021

Board of Directors (the “Board”)

Global Cord Blood Corporation (the “Company”)

48th Floor, Bank of China Tower

1 Garden Road

Central, Hong Kong S.A.R.

Dear Members of the Board of Directors:

Alternate Ocean Investment Company Limited (“Alternate Ocean” or “we”), a wholly-owned subsidiary of Haitong International Securities Group Limited (“Haitong International”), acting on behalf of certain funds and/or entities that it manages and/or advises, is pleased to submit this preliminary non-binding proposal (the "Proposal") to acquire all of the outstanding ordinary shares (the “Shares”) of the Company (the “Acquisition”).

We are prepared to offer $5.00 per Share in cash, subject to certain conditions as discussed below. We believe this is a highly attractive offer to the Company's shareholders and we look forward to discussing our Proposal as you take it under consideration. This price represents a premium of approximately 15.74% to the Company's closing price on March 1, 2021 and a premium of approximately 24.50% to the average closing price of the Company during the past 60 trading days.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate the Acquisition as outlined in this letter.

l.Continuity of Leadership. We place significant value on continuity of leadership in the Company. We sincerely hope that the Company's controlling shareholder and key management members will rollover their equity interests with us and continue to be shareholders of the Company after the completion of the Acquisition. At present, we have not reached any agreement, arrangement or understanding with any shareholder of the Company in connection with our Proposal.

2.Purchase Price. Our proposed consideration payable for the Acquisition is US$5.00 per Share, in cash.

3.Funding. We intend to fund the Acquisition with a combination of equity capital and debt financing. We expect commitments for both equity and debt financing to be in place when the Definitive Agreements (as defined below) are signed. Equity financing would be provided by certain of the funds and/or entities that managed and/or advised by us.

4.Process: Due Diligence. We believe that the Acquisition will provide superior value to the Company's shareholders. We recognize that the Company's Board will evaluate the Acquisition fairly and independently before it can make its determination to endorse it. We look forward to working with the Board and demonstrate not only our ability to bring immediate value to the Company's shareholders but also our commitment to the Company's long term business success as well as to its management and employees. We believe that we are in a position to complete customary due diligence for the Acquisition in a timely manner and in parallel with discussions of corresponding Definitive Agreements (as defined below).

5.Definitive Agreements. We have engaged Skadden, Arps, Slate, Meagher & Flom LLP as our U.S. legal counsel, Conyers Dill & Pearman as our Cayman Islands legal counsel, and Haiwen & Partners as our PRC legal counsel. We are prepared to negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition (the “Definitive Agreements”) expeditiously. This Proposal is subject to the execution of the Definitive Agreements. The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6.About Alternate Ocean and Haitong International. Alternate Ocean is an exempted company incorporated in the Cayman Islands, which engages in the business of managing and/or advising investment funds and other business entities. Haitong International (Stock Code: 665.HK) is an international financial institution with a foothold in Hong Kong. It strives to serve as a bridge linking up the Chinese and overseas capital markets, and provides a full spectrum of financial products and services such as corporate finance, wealth management, asset management, institutional client services and investment business for corporate, institutional, retail and high-net worth clients worldwide.

7.No Binding Commitment. This letter expresses our interest in a possible transaction but is non-binding and does not create any legal or other obligation whatsoever on the part of us or Haitong International, including, without limitation, any obligation to consummate any transaction. Any binding commitment would only arise by execution and delivery of Definitive Agreements by the appropriate parties thereto. We reserve the right to withdraw this indication of interest without further obligation of any kind at any time and for any reason or no reason.

Thank you for considering our Proposal. We strongly believe that our investment experience will make us a valuable partner to the Company and provide a high degree of certainty to shareholders for an expeditious closing of the Acquisition. We look forward to hearing from you to continue discussing our interest in pursuing what we think is an exciting and compelling deal to the Company and its shareholders.

Sincerely,

Alternate Ocean Investment Company Limited

By:	/s/ Luk Wai Yiu
Name:	Luk Wai Yiu
Title:	Director